January 9, 2009

IntelligenTek Corporation

NASA Research Park

MS 19-46, Room 1071

Moffett Field, California 94035

VIA EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: IntelligenTek Corporation

Application for Withdrawal on Form RW

of Registration Statement on Form 10-12g

File No. 000-5349

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), IntelligenTek Corporation, a Nevada corporation (the “Registrant”), hereby applies to withdraw its Registration Statement on Form 10-12g (File No. 000-5349) together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on November 12, 2008.

The Registrant is requesting the withdrawal of the Registration Statement due to current market conditions. The Registration Statement was never declared effective by the Securities and Exchange Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (650)254-0331 and via mail at IntelligenTek Corporation:  NASA Research Park, MS 19-46, Room 1071, Moffett Field, California 94035,

Sincerely,

By: /s/ Danny Fang

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Title:  President/CEO/Director